Exhibit 99.1

ReneSola Announces Termination of Dynamic Green Energy Acquisition

JIASHAN, China, January 7, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and producer of solar power products, today announced that the Company has determined not to proceed with its acquisition of Dynamic Green Energy Limited (“Dynamic Green”).

ReneSola and Dynamic Green, which operates through its wholly owned subsidiary Jiawei Solarchina Co., Ltd. (“Jiawei”) and other Chinese operating subsidiaries, announced a share purchase agreement on September 23, 2009 under which ReneSola agreed to acquire 100% of the shares of Dynamic Green, subject to customary closing conditions.

While the acquisition and share purchase agreement were approved by both companies’ boards of directors, the transaction has not been approved by local government agencies where an operating subsidiary of Jiawei is located. According to the terms of an agreement between Jiawei and the local government, the sale of shares of Dynamic Green requires relevant government approvals.

As indicated in the share purchase agreement between ReneSola and Dynamic Green, the transaction could be terminated without penalty if Jiawei did not obtain the relevant government approvals by December 31, 2009. After careful consideration, ReneSola has terminated discussions regarding the acquisition.

“Despite the termination of the Jiawei acquisition, ReneSola’s downstream strategy remains intact and we continue to witness impressive organic growth in our JC Solar cell and module business,” said ReneSola’s Chief Executive Officer Li Xianshou. “We are still in a strong position to leverage our wafer manufacturing capabilities and deep customer relationships to quickly expand our downstream business. We expect to see significant top-line and bottom-line growth from our downstream business in 2010.”

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola’s manufacturing capabilities include virgin polysilicon, monocrystalline and multicrystalline solar wafers, solar cells and solar modules. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel:	+86-573-8477-3372
Email:	julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com

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